[TRANSAMERICA LIFE INSURANCE COMPANY]

April 4, 2011

Craig Ruckman, Esq.

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549-0506

Re:	Selective Review – Initial Filing

Separate Account VA HH

Flexible Premium Variable Annuity – S

File Nos.: 333-173285; 811-22544

Transamerica Life Insurance Company

Dear Mr. Ruckman:

As we discussed, the above-referenced initial filing was made on April 4, 2011 (accession number is 0001193125-11-087730). The Flexible Premium Variable Annuity – S version is substantially similar to the Flexible Premium Variable Annuity – I product. We have already provided under separate cover, a black-lined comparison of the two products to hi-lite all the differences.

The following changes are the main differences in the above referenced filing:

•	RIC 1.5 Rider is being added to this product. No other GLWB is being offered.

•	Static Models

•	Changes in the available Investment Choices.

We hereby request Selective Review pursuant to SEC Release No.: 33-6510 (February 15, 1984) for the above-referenced Flexible Premium Variable Annuity – S product filing with the understanding that this will become effective on June 1, 2011.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

Transamerica Life Insurance Company

/s/ Darin D. Smith

Darin D. Smith

General Counsel

Transamerica Capital Management